Exhibit 99.2

POLYMET MINING CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2018

PolyMet Mining Corp.
Management Discussion and Analysis
As at June 30, 2018 and for the three and six months ended June 30, 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

General

The following information, prepared as at August 9, 2018, should be read in conjunction with the unaudited condensed interim consolidated financial statements of PolyMet Mining Corp. and its subsidiaries (together “PolyMet” or the “Company”) as at June 30, 2018 and for the three and six months ended June 30, 2018 and related notes attached thereto, which are prepared in accordance with IAS 34, Interim Financial Reporting and in conjunction with the audited consolidated financial statements for the eleven months ended December 31, 2017 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  All amounts are expressed in United States (“U.S.”) dollars unless otherwise indicated.

Change of the Financial Year End

On December 7, 2017, the Company’s Board of Directors approved a change of the financial year end from January 31 to December 31.  The Company’s transition year consists of an eleven-month period ended on December 31, 2017.  The Company’s reporting for the remainder of the year ended December 31, 2018 will consist of the following:

Period	Length of Period	Ending of Period	Comparative Period	Filing Deadline
Interim financials (3rd Quarter)	9 months	Sep. 30, 2018	9 months ended Oct. 31, 2017	Nov 14, 2018

Audited Annual Financial Statements	12 months	Dec. 31, 2018	11 months ended Dec. 31, 2017	Apr 1, 2019

For additional information see the Notice filed on SEDAR on December 7, 2017.

Forward Looking Statements

This Management Discussion and Analysis (“MD&A”) contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended (the “US Exchange Act”). These statements appear in a number of different places in this MD&A and can frequently, but not always, be identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, “projects”, “plans” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved or their negatives or other comparable words.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause PolyMet’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.  Forward-looking statements include statements regarding the outlook for the Company’s future operations, plans and timing for PolyMet’s exploration and development programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact.  The Company’s actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying the Company’s predictions.

The forward-looking statements contained in this MD&A are based on assumptions, which include, but are not limited to:

•	Obtaining permits on a timely basis;
•	Raising the funds necessary to develop the NorthMet Project and continue operations;
•	Execution of prospective business plans; and
•	Complying with applicable government regulations and standards.

Such forward-looking statements are subject to risks, uncertainties and other factors, including those listed or incorporated by reference under “Risk Factors” in the Annual Information Form.  These risks, uncertainties and other factors include, but are not limited to:

PolyMet Mining Corp.
Management Discussion and Analysis
As at June 30, 2018 and for the three and six months ended June 30, 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

•	Changes in general economic and business conditions, including changes in interest rates and exchange rates;
•	Changes in the resource market including prices of natural resources, costs associated with mineral exploration and development, and other economic conditions;
•	Natural phenomena;
•	Actions by governments and authorities including changes in government regulation;
•	Uncertainties associated with legal proceedings; and
•	Other factors, many of which are beyond the Company’s control.

All forward-looking statements included in this MD&A are based on information available to the Company on the date of this MD&A.  The Company expressly disclaims any obligation to update publicly, or otherwise, these statements, whether as a result of new information, future events or otherwise except to the extent required by law, rule or regulation.  Readers should not place undue reliance on forward-looking statements.  Readers should carefully review the cautionary statements and risk factors contained in this and all other documents that the Company files from time to time with regulatory authorities.

Cautionary note to U.S. investors: The terms “measured and indicated mineral resource”, “mineral resource”, and “inferred mineral resource” used in this MD&A are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves.  U.S. investors are advised that while such terms are recognized and required under Canadian regulations, the SEC does not recognize these terms.  Mineral Resources do not have demonstrated economic viability.  It cannot be assumed that all or any part of a Mineral Resource will be upgraded to Mineral Reserves.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of or be included in feasibility or other studies.  U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable.

Summary of Business

PolyMet is a TSX and NYSE American listed Issuer engaged in the exploration and development of natural resource properties.  The Company’s primary mineral property and principal focus is the commercial development of its NorthMet Project (“NorthMet” or “Project”), a polymetallic project in northeastern Minnesota, United States of America, which hosts copper, nickel, cobalt and platinum group metal mineralization.

The NorthMet ore body is at the western end of a series of known copper-nickel-platinum group metal deposits in the Duluth Complex.  An updated technical report and feasibility study published in March 2018 confirmed the technical and economic viability, positioning NorthMet as the most advanced of the four advanced projects in the Duluth Complex: namely, from west to east, NorthMet, Mesaba, Serpentine and Maturi.

The Erie Plant is located about six miles west of the NorthMet ore body and comprises a 100,000 ton-per-day crushing and milling facility, a railroad and railroad access rights connecting the Erie Plant to the NorthMet ore body, tailings storage facilities, 120 railcars, locomotive fueling and maintenance facilities, water rights and pipelines, administrative offices and lands to the east and west of the existing tailings storage facilities.

Upon completion of the land exchange on June 28, 2018, PolyMet now controls surface rights to approximately 19,050 acres or 29.8 square miles of contiguous surface rights stretching from west of the Erie Plant to east of the proposed East Pit at NorthMet.

See additional discussion below.

PolyMet Mining Corp.
Management Discussion and Analysis
As at June 30, 2018 and for the three and six months ended June 30, 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Summary of Recent Events and Outlook

Recent Highlights
PolyMet made significant progress during 2017 and 2018 to date.  Notably the state of Minnesota issued draft air, water, permit to mine, dam safety, and water appropriations permits for public comment, the United States Forest Service (“USFS”) transferred title to the surface rights over and around the NorthMet mineral rights to PolyMet in exchange for certain other lands owned by PolyMet, an updated technical report was released which also included an assessment of higher production scenarios, and additional financing was secured to complete permitting, final engineering and certain early works that will facilitate the transition to construction upon receipt of final permits.

More specifically:
•
In June 2018, the Company and USFS exchanged titles to federal and private lands, completing the land exchange giving the Company control over both surface and mineral rights in and around the NorthMet ore body and consolidating the Superior National Forest’s land holdings in northeast Minnesota;

•
In March 2018, the Company issued an Updated Technical Report under NI 43-101 incorporating process improvements, project improvements, and environmental controls described in the Final EIS and draft permits.  The update also included detailed capital costs, operating costs, and economic valuations for the mine plan being permitted as well as potential future production opportunities;

•
In March 2018, the Company and Glencore agreed to extend the term of outstanding debentures until March 31, 2019, reduce the interest rate on the outstanding debentures, and make available up to $80 million in additional funding.  Proceeds are being used to complete permitting, purchase wetland credits, advance detailed engineering and perform certain early works to prepare the site for construction;

•	In January 2018, the MDNR released the draft Permit-to-Mine for a public review and comment period, which has now closed;

•
In January 2018, the Minnesota Pollution Control Agency (“MPCA”) released the draft water quality permit, draft section 401 water quality certification, and draft air emissions permit for public review and comment periods, which have all closed; and

•
In August and September 2017, the Minnesota Department of Natural Resources (“MDNR”) released six draft water appropriation permits and two draft dam safety permits for 30-day periods of public review and comment which have all closed.

Net cash used in operating and investing activities during the six months ended June 30, 2018 was $13.867 million. Primary activities during the period were related to permitting the NorthMet Project, including reimbursement to the state of Minnesota for its internal staff and contractor costs.  Other spending related to engineering and studies, maintaining existing infrastructure, financing, and general corporate purposes.

Goals and Objectives for the Next Twelve Months
The permitting process is managed by the regulatory agencies and, therefore, timelines are not under PolyMet control, however, decisions by the MDNR and MPCA are expected by the end of the year.  Given these circumstances, PolyMet’s objectives include:

•	Favorable decision by the U.S. Army Corps of Engineers (“USACE”) on the Final Record of Decision (“ROD”) and 404 wetlands permit under Clean Water Act;

•	Favorable decisions on final state permits (Permit to Mine, air, water, and dam safety permits);

PolyMet Mining Corp.
Management Discussion and Analysis
As at June 30, 2018 and for the three and six months ended June 30, 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

•	Completion of project implementation plan; and

•	Execution of a construction finance plan, subject to typical conditions precedent such as receipt of key permits.

Following the agreement reached with Glencore to make available additional funding at the Company’s option as described in the “Financing Activities” section below, subject to permitting progress, PolyMet expects to spend up to $80 million during the year ended December 31, 2018, with $30 million to complete the permitting process and maintain existing infrastructure and up to $50 million to purchase wetland credits, advance detailed engineering and perform certain early works to prepare the site for construction.

The Company is in discussions with commercial banks and other sources of debt and equity construction finance and aims to secure commitments sufficient to fund project requirements corresponding with receipt of key permits.  Construction and ramp-up to commercial production is anticipated to take twenty-four to thirty months from receipt of key permits.

See additional discussion in the “Liquidity and Capital Resources” section below.

Detailed Description of Business

Asset Acquisitions
In November 2005, the Company acquired the Erie Plant, which is located approximately six miles west of the NorthMet deposit.   The plant was managed by Cliffs Erie LLC, a subsidiary of Cleveland-Cliffs Inc. (together “Cliffs”) for many years and was acquired by Cliffs from LTV Steel Mining Company (“LTV”) after LTV’s bankruptcy, at which time the plant was shut down with a view to a potential restart.  The facility includes crushing and milling equipment, comprehensive spare parts, plant site buildings, real estate, tailings storage facilities and mine workshops, as well as access to extensive mining infrastructure including roads, rail, water and power.

Plans are to refurbish, reactivate and, as appropriate, update the crushing, concentrating and tailings storage facilities at the Erie Plant to produce concentrates containing copper, nickel, cobalt and precious metals.  Once commercial operations are established, the Company may install an autoclave to upgrade nickel concentrates to produce a nickel-cobalt hydroxide and a precious metals precipitate.  The autoclave circuit is included as an option in the Final EIS and draft permits.

In December 2006, the Company acquired from Cliffs, property and associated rights sufficient to provide a railroad connection linking the mine development site and the Erie Plant.  The transaction also included 120 railcars, locomotive fueling and maintenance facilities, water rights and pipelines, administrative offices and land to the east and west of the existing tailings storage facilities.

PolyMet indemnified Cliffs for reclamation and remediation associated with the property under both transactions.  In April 2010, Cliffs entered into a consent decree with the MPCA regarding short-term and long-term environmental mitigation.  Field studies were completed in 2010 and 2011 and short-term mitigations approved by the MPCA were initiated in 2011.  In April 2012, long-term mitigation plans were submitted to the MPCA and in October 2012, the MPCA approved plans for pilot tests of various treatment options to determine the best course of action.  Although there is substantial uncertainty related to applicable water quality standards, engineering scope, and responsibility for the financial liability, the October 2012 response from the MPCA, subsequent communications amongst the MPCA, Cliffs and the Company, and closure plans reflected in the Permit to Mine application provide increasing clarification of the potential liability for the long-term mitigation included in the Company’s environmental rehabilitation provision.

PolyMet Mining Corp.
Management Discussion and Analysis
As at June 30, 2018 and for the three and six months ended June 30, 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

On June 28, 2018, the Company acquired surface rights through a land exchange with the United States Forest Service (“USFS”) using land the Company previously owned.  With the exchange, PolyMet has total surface rights, including ownership and other use and occupancy rights, to approximately 19,050 contiguous acres (29.8 square miles) of land including the land at the mine and processing sites, the transportation corridor connecting those sites, and buffer lands.

Mineral rights covering 5,243 acres in and around the NorthMet orebody are held through two mineral leases with RGGS Land & Minerals Ltd., L.P. (“RGGS”) and LMC Minerals ("LMC").  The RGGS lease originally dated January 4, 1989 has been subsequently amended and assigned and covers 5,123 acres. Provided the Company continues to make annual lease payments, the lease period continues until June 12, 2048 with an option to extend the lease for up to five additional ten-year periods on the same terms and further extend as long as there are commercial mining operations. The LMC lease originally dated December 1, 2008 covers 120 acres that are encircled by the RGGS property. Provided the Company continues to make annual lease payments, the lease period continues until December 1, 2028 with an option to extend the lease for up to four additional five-year periods on the same terms.  Lease payments to both lessors are considered advance royalty payments and will be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return per ton received by the Company.

Feasibility Study, Mineral Resources and Mineral Reserves
PolyMet published an Updated Technical Report under NI 43-101 dated March 26, 2018 incorporating process improvements, project improvements and environmental controls described in the Final EIS and draft permits.  The update also includes detailed capital costs, operating costs and economic valuations for the mine plan being permitted.  Preliminary economic assessments for higher production scenarios were also presented, however, these plans require additional capital, engineering, environmental review and permitting. Proven and probable mineral reserves are estimated to be 254.7 million short tons grading 0.294% copper, 0.084% nickel, 80 ppb platinum, 268 ppb palladium, 39 ppb gold, 74.42 ppm cobalt, and 1.06 ppm silver.  These mineral reserves lie within measured and indicated mineral resources of an estimated 649.3 million short tons grading 0.245% copper, 0.074% nickel, 65 ppb platinum, 221 ppb palladium, 33 ppb gold, 71 ppm cobalt, and 0.91 ppm silver. The mineral reserve estimates are based on metal prices of $2.93 per pound copper, $6.50 per pound nickel, $13.28 per pound cobalt, $734 per ounce palladium, $1,286 per ounce platinum, $1,263 per ounce gold and $19.06 per ounce silver.   The mineral resource estimates are based on metal prices of $3.30 per pound copper, $8.50 per pound nickel, $13.28 per pound cobalt, $734 per ounce palladium, $1,286 per ounce platinum, $1,263 per ounce gold and $19.06 per ounce silver. Metal recovery factors are applied to each metal based on recovery curves developed. The net smelter return cutoff was set at $7.98 per ton for mineral reserves and $7.35 per ton for mineral resources and include processing, general and administrative, and water treatment costs.  See additional details in the Company’s most recent Annual Information Form or the Company’s NorthMet Project Form NI 43-101F1 Technical Report dated March 26, 2018, both filed on SEDAR and EDGAR.

Environmental Review and Permitting
PolyMet commenced the environmental review and permitting process in 2004.  In 2005, the MDNR published its Environmental Assessment Worksheet Decision Document establishing the MDNR as the lead state agency and the USACE as the lead federal agency, together the Co-lead Agencies for preparation of an EIS for NorthMet.

In June 2010, the Co-lead Agencies announced that they intended to complete the EIS process by preparing a supplemental draft EIS incorporating a proposed land exchange with the USFS and expanding government agency cooperation. The USFS joined the USACE as a federal Co-lead Agency and in June 2011, the U.S. Environmental Protection Agency (“EPA”) joined as a Cooperating Agency.

PolyMet Mining Corp.
Management Discussion and Analysis
As at June 30, 2018 and for the three and six months ended June 30, 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

In November 2015, the Co-lead Agencies published the Final EIS.

In March 2016, the MDNR issued its decision that the Final EIS met the requirements under the Minnesota Environmental Policy Act.  PolyMet has subsequently submitted the permit applications required to construct and operate the NorthMet Project.  During the second half of 2017 and 2018 to date, the regulatory agencies for the state of Minnesota released all key draft permits, including the Permit to Mine, Water Appropriation Permit, Dam Safety Permit, Section 401 Certification and Air Emissions Permit.

Key final permits and approvals to be received are:

U.S.  Army Corps of Engineers
•	Section 404 Individual Permit for Impacted Wetlands

Minnesota Department of Natural Resources
•	Permit to Mine
•	Water Appropriations Permit
•	Dam Safety Permit
•	Wetland Replacement Plan

Minnesota Pollution Control Agency
•	Section 401 Certification (required before the USACE can issue its ROD and Section 404 Permit)
•	National Pollutant Discharge Elimination System (NPDES) Permit
•	State Disposal System (SDS) Permit
•	Air Emissions Permit

State Permits
The permitting process is managed by the regulatory agencies and, therefore, timelines are not under PolyMet control, however, decisions by the MDNR and MPCA are expected by the end of the year.

In March 2016, the MDNR issued its decision that the Final EIS addresses the objectives defined in the EIS scoping review, meets procedural requirements, and responds appropriately to public comments. The state’s decision also laid the foundation for decisions on permits to construct and operate the NorthMet Project.

PolyMet submitted state permit applications required to construct and operate the Project, with the water-related applications submitted in July 2016, the air-related application in August 2016 and the Permit to Mine application in November 2016.

In August 2017, the MDNR released six draft water appropriation permits for public review and comment periods, which have all closed.

In September 2017, the MDNR released two draft dam safety permits for public review and comment periods, which have both closed.

On January 5, 2018, the MDNR released the draft Permit to Mine for a public review and comment period, which has closed.

PolyMet Mining Corp.
Management Discussion and Analysis
As at June 30, 2018 and for the three and six months ended June 30, 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

On January 18, 2018, the MPCA released the draft water quality permit and draft Section 401 Certification for public review and comment periods, which have both closed.

On January 24, 2018, the MPCA released the draft air emission quality permit for a public review and comment period, which has closed.

USFS Land Exchange
In November 2015, the USFS issued its Draft ROD on the proposed land exchange, concluding it is in the public interest and meets the desired conditions in the Superior National Forest Land and Resource Management Plan.  Publication of the Draft ROD started an objection process during which the public could comment on the Final EIS or the Draft ROD.

In January 2017, after responding in writing to more than 22,500 individual comments and supported by a Memorandum of Agreement under Section 106 of the National Historic Preservation Act, the USFS issued its Final ROD authorizing the land exchange.

The Final ROD cites several benefits of the land exchange, including:
•	A 505-acre net increase of wetlands to the federal estate;
•	A net increase of 94 acres with public water frontage available for public and tribal use;
•	A 40-acre net gain in USFS lands;
•	Improved management effectiveness by exchanging lands that have no public overland access with lands that do have access;
•	Reduction of 33 miles in property boundaries to be managed by the USFS;
•	Federal cost savings from the elimination of two easements and their associated administrative costs; and
•	Conveyance of federal lands already adjacent to intensively developed private lands for other inholdings in the Superior National Forest.

The Final ROD states the land exchange eliminates a fundamental conflict between the rights that PolyMet has as a result of control of the mineral rights and the USFS position on those rights which otherwise could result in litigation that has no certain outcome and could set a judicial precedent regarding other lands acquired in the same deed under the Weeks Act.

Following issuance of the Final ROD in January 2017, four legal challenges were filed contesting various aspects of the land exchange.  In cases where it was not already named as a defendant, PolyMet applied for and was granted intervenor status.  It is now a co-defendant with the USFS in all four suits.  Motions were filed by PolyMet to dismiss each of these suits for lack of standing.  In August 2017, the U.S. District Court for the District of Minnesota denied WaterLegacy’s motion for a preliminary injunction to stop the land exchange from proceeding while the WaterLegacy suit was pending.  There are no other pending motions for preliminary injunction.

In June 2017, U.S. Rep. Rick Nolan, D-MN-8, introduced bipartisan legislation to direct the Secretary of Agriculture to move forward with the land exchange between PolyMet and the USFS, which will accelerate transfer and provide certainty of process.  H.R. 3115, the Superior National Forest Land Exchange Act of 2017, was approved by the US House of Representatives by a vote of 309 to 99.

On March 6, 2018, the U.S. District Court for the District of Minnesota stayed all four of the pending challenges to the land exchange “pending Congress’s consideration of the Act.” The Court also denied PolyMet’s pending motions to dismiss for lack of standing “without prejudice to their renewal.”  These decisions allowed the Company to pursue completion of the land exchange transaction.

PolyMet Mining Corp.
Management Discussion and Analysis
As at June 30, 2018 and for the three and six months ended June 30, 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

On June 28, 2018, the Company and USFS exchanged titles to federal and private lands, completing the land exchange giving the Company control over both surface and mineral rights in and around the NorthMet ore body and consolidating the Superior National Forest’s land holdings in northeast Minnesota.  While not necessary to obtain permits, secure financing, or build the project, the Company will continue pursuit of the congressional legislation as a means of ending the litigation surrounding the land exchange.

Financing Activities

Glencore Financing
Since October 2008, the Company and Glencore have entered into a series of financing agreements comprising:

•
Equity – five separate agreements comprising $25.0 million placement of PolyMet common shares in calendar 2009 in two tranches; a $30.0 million placement of PolyMet common shares in calendar 2010 in three tranches; a $20.0 million placement of PolyMet common shares in calendar 2011 in one tranche; a $20.960 million purchase of PolyMet common shares in the 2013 Rights Offering; and a $10.583 million purchase of PolyMet common shares in the 2016 Private Placement;

•	Convertible debt (“Glencore Convertible Debt”) – agreement comprising $25.0 million initial principal secured convertible debentures drawn in four tranches; and

•
Non-convertible debt (“Glencore Non-Convertible Debt”) – five separate agreements comprising $30.0 million initial principal secured debentures in calendar 2015 drawn in four tranches; an $11.0 million initial principal secured debenture in calendar 2016 drawn in one tranche; $14.0 million initial principal secured debentures in calendar 2016 drawn in four tranches; $20.0 million initial principal secured debentures in calendar 2017 drawn two tranches; and $80.0 million initial principal secured debenture in calendar 2018 drawn and to be drawn in five tranches at the Company’s option.  See additional details below.

As a result of these financing transactions and the purchase by Glencore of PolyMet common shares previously owned by Cliffs, Glencore's ownership and ownership rights of PolyMet as at June 30, 2018 comprises:

•	92,836,072 shares representing 29.0% of PolyMet's issued shares (December 31, 2017 – 92,836,072);

•
Glencore Convertible Debt exchangeable through the exercise of an exchange warrant (“Exchange Warrant”) at $1.2696 per share into 41,590,491 common shares of PolyMet (including capitalized and accrued interest as at June 30, 2018) and where the exercise price and the number of shares issuable are subject to conventional anti-dilution provisions;

•
Warrants to purchase 6,458,001 common shares at $0.8231 per share at any time until March 31, 2019, subject to mandatory exercise if the 20-day volume weighted average price (“VWAP”) of PolyMet common shares is equal to or greater than 150% of the exercise price and PolyMet has received permits and construction finance is available (“Exercise Triggering Event”), and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions;

•
Warrants to purchase 7,055,626 common shares at $1.00 per share at any time until October 28, 2021, subject to acceleration on the earlier of receipt of permits necessary to construct NorthMet or the twelve month anniversary of the issue date provided the 20-day VWAP of PolyMet common shares is equal to or greater than $1.50 (“Acceleration Triggering Event”), and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions; and

PolyMet Mining Corp.
Management Discussion and Analysis
As at June 30, 2018 and for the three and six months ended June 30, 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

•
Warrants to purchase 625,000 common shares at $0.7797 per share at any time until October 28, 2021, and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions.

If Glencore were to exercise all of its rights and obligations under these agreements, it would own 148,565,190 common shares of PolyMet, representing 39.5% on a partially diluted basis, that is, if no other options or warrants were exercised or 35.7% on a fully diluted basis, if all other options and warrants were exercised.

On March 23, 2018, the Company amended its financing arrangement with Glencore.  The maturity date of the Convertible Debt and the Non-Convertible Debt was extended to the earlier of (i) March 31, 2019 or (ii) the availability of at least $100 million of debt or equity financing or (iii) when it is prudent for PolyMet to repay the debt.   The interest rate was reduced from 12-month US dollar LIBOR plus 15.0% to 12-month US dollar LIBOR plus 10.0% effective April 1, 2018.  The convertibility of the Convertible Debt was extended to March 31, 2019 and 6,458,001 purchase warrants were reissued with an expiration date of March 31, 2019 and an exercise price of $0.8231 per share, both of which were approved by the NYSE American and TSX.  All other terms of both the debentures and the warrants described above remain unchanged.  In addition, the Company agreed to issue to Glencore secured debentures with a total principal amount of up to $80 million at the Company’s option.  The debentures bear interest at twelve month US dollar LIBOR plus 10.0% and if issued, are due on the earlier of (i) March 31, 2019 or (ii) the availability of at least $100 million of debt or equity financing or (iii) when it is prudent for PolyMet to repay the debt, on which date all principal and interest accrued to such date will be due and payable.  The Tranche P Debenture in the amount of $20.0 million was issued on May 7, 2018.  The Tranche Q Debenture in the amount of $15.0 million has been approved by the Company for issuance and is to be issued during the third quarter of 2018.  The Tranche R Debenture in the amount of $20.0 million may be issued at the Company’s option on or before September 18, 2018.  The Tranche S Debenture in the amount of $15.0 million may be issued at the Company’s option on or before November 1, 2018.  The Tranche T Debenture in the amount of $10.0 million may be issued at the Company’s option on or before December 31, 2018.

Land Financing
During the six months ended June 30, 2018, the Company issued 76,250 shares (July 31, 2017 – 145,230 shares) to maintain land purchase options with the shares valued at $0.076 million (July 31, 2017 - $0.100 million).

Other Financings
During the six months ended June 30, 2018 the Company issued 215,500 shares (July 31, 2017 – nil shares) pursuant to the exercise of share options and warrants for proceeds of $0.181 million (July 31, 2017 - $nil).

PolyMet Mining Corp.
Management Discussion and Analysis
As at June 30, 2018 and for the three and six months ended June 30, 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Summary of Quarterly Results
(All figures in thousands of U.S. dollars, except loss per share)

	Period Ended
	Jun 30, 2018	Mar 31, 2018	Dec 31, 2017	Oct 31, 2017	Jul 31, 2017	Apr 30, 2017	Jan 31, 2017	Oct 31, 2016
General and Administrative	(1,509)	(2,770)	(1,584)	(1,193)	(2,080)	(1,268)	(2,583)	(993)
Other Income (Expenses)	(1,147)	(5,020)	(350)	(1,058)	(608)	(1,957)	(645)	(1,101)
Loss for the Period	(2,656)	(7,790)	(1,934)	(2,251)	(2,688)	(3,225)	(3,228)	(2,094)
Loss per Share (1)	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
Cash used in operating activities	(1,164)	(2,322)	(748)	(914)	(1,454)	(1,874)	(1,589)	(1,483)
Cash provided by financing activities	19,723	4,804	-	14,917	-	-	331	31,085
Cash used in investing activities	(5,383)	(4,998)	(3,569)	(6,997)	(6,166)	(4,937)	(5,613)	(6,339)

(1) Loss per share amounts may not reconcile due to rounding differences.

The loss for the period includes share-based compensation for the period ended:

June 30, 2018 - $0.276 million	July 31, 2017 - $0.672 million
March 31, 2018 - $1.179 million	April 30, 2017 - $0.140 million
December 31, 2017 - $0.223 million	January 31, 2017 - $0.811 million
October 31, 2017 - $0.283 million	October 31, 2016 - $0.137 million

Results fluctuate from period to period based on NorthMet development, corporate activities, and non-cash items.   Additional discussion of significant items is included below.

Three months ended June 30, 2018 compared to three months ended July 31, 2017

The Company’s focus during the three months ended June 30, 2018 was on permitting for the NorthMet Project, maintenance of existing infrastructure and financing consistent with prior periods.

a) Loss for the Period:

During the three months ended June 30, 2018, the Company incurred a loss of $2.656 million ($0.01 loss per share) compared to a loss of $2.688 million ($0.01 loss per share) during the three months ended July 31, 2017.

b) Cash Flows for the Period:

Cash used in operating activities for the three months ended June 30, 2018 was $1.164 million compared to cash used during the prior year period of $1.454 million. The decrease was primarily due to higher legal and advisory costs in the prior year period.

Cash provided by financing activities during the three months ended June 30, 2018 was $19.723 million compared to cash provided during the three months ended July 31, 2017 of $nil. The current year period includes net proceeds from funding of the non-convertible loan.

PolyMet Mining Corp.
Management Discussion and Analysis
As at June 30, 2018 and for the three and six months ended June 30, 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Cash used in investing activities during the three months ended June 30, 2018 was $5.383 million compared to cash provided in the three months ended July 31, 2017 of $6.166 million.  The decrease was primarily due to decreased environmental technical support as the permitting process winds down.

Including the effect of foreign exchange, total cash for the three months ended June 30, 2018 increased by $13.180 million for a balance of $17.595 million compared to the three months ended July 31, 2017 where cash decreased by $7.622 million to a balance of $4.243 million.

c) Capital Expenditures for the Period:

During the three months ended June 30, 2018, the Company capitalized $7.839 million of mineral property, plant and equipment costs related to the acquisition, development and preservation of the NorthMet Project and other fixed assets as compared to $10.856 million during the three months ended July 31, 2017.  The decrease in capital expenditures is due to the permitting process winding down and an increase in the market risk-free interest rate used to discount the environmental rehabilitation provision resulting in a decrease to the asset.

Six months ended June 30, 2018 compared to six months ended July 31, 2017

Focus during the six months ended June 30, 2018 was on environmental permitting for the NorthMet Project, maintenance of existing infrastructure and financing.

a) Loss for the Period:

During the six months ended June 30, 2018, the Company incurred a loss of $10.446 million ($0.03 loss per share) compared to a loss of $5.913 million ($0.02 loss per share) during the six months ended July 31, 2017.  The increase in net loss for the current period was primarily due to a $4.109 million non-cash loss on debenture refinancing.

b) Cash Flows for the Period:

Cash used in operating activities during the six months ended June 30, 2018 was $3.486 million compared to cash used during the six months ended July 31, 2017 of $3.328 million.

Cash provided by financing activities during the six months ended June 30, 2018 was $24.527 million compared to cash provided during the six months ended July 31, 2017 of $nil. The increase was primarily due to funding from the non-convertible debenture.

Cash used in investing activities during the six months ended June 30, 2018 was $10.381 million compared to cash used during the six months ended July 31, 2017 of $11.103 million.  The decrease was primarily due to decreased environmental technical support as the permitting process winds down.

Including the effect of foreign exchange, total cash for the six months ended June 30, 2018 increased by $10.664 million for a balance of $17.595 million compared to the six months ended July 31, 2017 where cash decreased by $14.431 million to a balance of $4.243 million.

c) Capital Expenditures for the Period:

 During the six months ended June 30, 2018, the Company capitalized $14.169 million of mineral property, plant and equipment costs related to the development and preservation of the NorthMet Project and other fixed assets as compared to $21.910 million during the six months ended July 31, 2017.  The decrease in capital expenditures is due to the permitting process winding down and an increase in the market risk-free interest rate used to discount the environmental rehabilitation provision resulting in a $3.271 million decrease to the asset in the current year period compared with a $1.218 million increase to the asset in the prior year period.

PolyMet Mining Corp.
Management Discussion and Analysis
As at June 30, 2018 and for the three and six months ended June 30, 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Liquidity and Capital Resources

As at June 30, 2018, the Company had a working capital deficiency of $167.309 million (compared with working capital deficiency of $138.057 million as at December 31, 2017) consisting primarily of cash of $17.595 million (December 31, 2017 - $6.931 million), accounts payable and accruals of $3.601 million (December 31, 2017 - $3.630 million), current convertible debt of $55.040 million (December 31, 2017 - $49.067 million), current non-convertible debt of $123.860 million (December 31, 2017 - $92.268 million) and current environmental rehabilitation provision of $3.780 million (December 31, 2017 - $1.266 million).  The working capital deficiency at June 30, 2018 is primarily due to the $55.040 million secured convertible debt and $123.860 million secured non-convertible debt due to Glencore being classified as current obligations based on the maturity date of March 31, 2019.

As at June 30, 2018, the Company had firm commitments related to the environmental permitting process, wetland credits and land options of approximately $1.2 million with $0.4 million due over the next year and the remainder due over four years.

The condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of operations.

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over financial assets due at any point in time.  The Company will need to either renegotiate the secured non-convertible debt agreement with its significant shareholder or raise sufficient funds to repay the debt.  If the secured convertible debt is not exchanged for common shares upon or before maturity, the Company will need to renegotiate both debt agreements or raise sufficient funds to repay both debts.

Management believes, based upon the underlying value of the NorthMet Project, the advanced stage of permitting, the history of support from its shareholders and the ongoing discussions with investment banks and investors, that financing will continue to be available allowing the Company to complete the development of NorthMet and generate future profitable operations.  While in the past the Company has been successful in closing financing agreements, there can be no assurance it will be able to do so again.

Factors that could affect the availability of financing include the state of debt and equity markets, investor perceptions and expectations and the metals markets.

The Company is in discussions with commercial banks and other sources of both debt and equity construction finance and aims to secure commitments sufficient to fund the capital costs with funding available upon receipt of key permits.  Construction and ramp up to commercial production is anticipated to take approximately twenty-four to thirty months from receipt of key permits.

Financial Instruments and Risk Management

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

PolyMet Mining Corp.
Management Discussion and Analysis
As at June 30, 2018 and for the three and six months ended June 30, 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Inputs for the asset or liability that are not based on observable market data.

The only financial instrument measured at fair value subsequent to recognition was amounts receivable measured at fair value through profit or loss using Level 2 measurements resulting in a carrying value of $2.808 million (March 31, 2018 - $2.845 million) and accounts payable and accruals representing expected payments to settle restricted share units measured at fair value through profit or loss using Level 2 measurements resulting in a carrying value of $0.286 million (March 31, 2018 - $0.210 million).

The fair values of cash, current amounts receivable, accounts payable and accruals approximate their carrying amounts due to their short-term nature.  The fair value of convertible debt and non-convertible debt approximates the carrying amount at amortized cost using the effective interest method.  The Company believes this is appropriate as the maturity date is twelve months or less.

Liquidity Risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over available financial assets due at any point in time.  The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time and is achieved by maintaining sufficient cash and managing convertible and non-convertible debt.  See additional discussion in the “Liquidity and Capital Resources” section above.

Related Party Transactions

The Company conducted transactions with senior management, directors and persons or companies related to these individuals, and paid or accrued amounts as follows:

	Six months ended
	June 30, 2018 (1)	July 31, 2017 (2)
Salaries and other short-term benefits	$1,291	$717
Other long-term benefits	28	23
Share-based payment (3)	1,373	540
Total	$2,692	$1,280

(1)
Six months ended June 30, 2018 includes Directors (Dennis Bartlett, Jonathan Cherry, Mike Ciricillo, David Dreisinger, W. Ian L. Forrest, Helen Harper, Alan Hodnik, Stephen Rowland, Michael Sill) and senior management (Jonathan Cherry, Patrick Keenan and Bradley Moore).

(2)
Six months ended July 31, 2017 includes Directors (Dennis Bartlett, Jonathan Cherry, Mike Ciricillo, Matthew Daley, David Dreisinger, W. Ian L. Forrest, Helen Harper, Alan Hodnik, Stephen Rowland, Michael Sill) and senior management (Jonathan Cherry, Patrick Keenan, Douglas Newby and Bradley Moore).

(3)	Share-based payment represents the amount expensed during the period.

There are agreements with senior management (Jonathan Cherry, Patrick Keenan, Bradley Moore) containing severance provisions for termination without cause or in the event of a change in control.  Other than the President and Chief Executive Officer, PolyMet directors do not have agreements providing for benefits upon termination of their engagement.

PolyMet Mining Corp.
Management Discussion and Analysis
As at June 30, 2018 and for the three and six months ended June 30, 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

As a result of Glencore’s 29.0% ownership it is also a related party.  In addition to the transactions described in the “Financing Activities” section above, the Company has also entered into a Technical Services Agreement with Glencore whereby the Company reimburses Glencore for NorthMet technical support costs requested under an agreed scope of work, primarily in detailed project design and mineral processing.  During the six months ended June 30, 2018, the Company recorded $nil (December 31, 2017 - $nil) for services under this agreement.  The Company had also entered into a Financing Advisory Agreement with Glencore whereby the Company reimbursed Glencore for NorthMet financing advisory support costs.  During the six months ended June 30, 2018, the Company recorded $nil (year ended December 31, 2017 - $nil) for services under this agreement.

Off Balance-Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Proposed Transactions

There are no proposed transactions that will materially affect the performance of the Company.

Critical Accounting Estimates and Judgments

The preparation of the consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates.  These critical accounting estimates require management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements.

Critical accounting estimates and judgments used in the preparation of these consolidated financial statements are as follows:

(i)    Determination of mineral reserves

Reserves are estimates of the amount of product that can be economically and legally extracted from the Company’s property. In order to estimate reserves, judgments are required about a range of geological, technical and economic factors, including quantities, production techniques, production costs, capital costs, transport costs, demand, prices and exchange rates. Estimating the quantity of reserves requires the size, shape and depth of deposits to be determined by analyzing geological data. This process may require complex and difficult geological judgments to interpret the data.  In addition, management will form a view of future sales prices based on current and long-term historical price trends. Changes in proven and probable reserves estimates may impact the carrying value of property, plant and equipment, restoration provisions, recognition of deferred tax amounts and depreciation, depletion and amortization.

(ii)   Impairment of non-financial assets

Carrying amounts of non-financial assets, including mineral property, plant and equipment, and intangibles are reviewed at each reporting date or when events or changes in circumstances occur that indicate the asset may not be recoverable to determine whether there is any indication of impairment.  If any such indication exists, the asset’s recoverable amount is estimated at the greater of its value in use and its fair value less costs of disposal.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  An impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount.  An impairment loss previously recorded is reversed if there has been a change in the estimates used to determine the recoverable amount resulting in an increase in the estimated service potential of an asset.

PolyMet Mining Corp.
Management Discussion and Analysis
As at June 30, 2018 and for the three and six months ended June 30, 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

For mineral property interests, the Company considers both external and internal sources of information in assessing whether there are indications of impairment. External sources of information include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mineral property interests. Internal sources of information include indications of economic performance of the asset.  No impairment indicators were identified on the mineral property, plant and equipment or intangible for the six months ended June 30, 2018 or the eleven months ended December 31, 2017.

(iii)   Provision for Environmental Rehabilitation Costs

 Provision for environmental rehabilitation costs associated with mineral property, plant and equipment are recognized when the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable an outflow of economic benefits will be required to settle the obligation.  Provisions are determined by discounting the expected future cash flows at a pre-tax risk-free rate that reflects current market assessments of the time value of money.

It is possible estimates of ultimate environmental rehabilitation liabilities could be affected by changes in regulations, changes in the extent of environmental rehabilitation required, changes in the means of rehabilitation, changes in the extent of responsibility for the financial liability or changes in cost estimates.  Operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs.  Both the likelihood of new regulations and their overall effect upon the Company may vary greatly and are not predictable.

The Company’s provision for environmental rehabilitation cost obligations represents management’s estimate of the present value of the future cash outflows required to settle the liability.

PolyMet Mining Corp.
Management Discussion and Analysis
As at June 30, 2018 and for the three and six months ended June 30, 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Adoption of New or Amended Accounting Standards

On January 1, 2018, the Company adopted the following new or amended accounting standards that were previously issued by the IASB. Certain other new standards and interpretations have been issued but did not have a material impact on the Company’s financial statements and are therefore not discussed below.

IFRS 9 – Financial Instruments

IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities. This standard replaces parts of IAS 39 - Financial Instruments: Recognition and Measurement.  The Company adopted IFRS 9 effective January 1, 2018 on a retrospective basis without restating prior period comparatives.

IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value through profit and loss and those measured at amortized cost. The determination is made at initial recognition.  On transition, the EIP receivable previously classified as available-for-sale and measured at fair value through other comprehensive income was re-classified as fair value through profit or loss with future changes in fair value recognized in the statement of loss instead of through other comprehensive loss. Adoption resulted in re-classification of $0.210 million to the opening deficit from accumulated other comprehensive loss for cumulative gains on the EIP receivable.  The following table shows the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for the Company’s financial assets as at January 1, 2018:

Financial assets	Original classification under IAS 39	New classification under IFRS 9

Cash	Loans and receivable	Amortized cost
Amounts receivable	Loans and receivable	Amortized cost
Amounts receivable	Available-for-sale	Fair value through profit or loss

For financial liabilities, the standard retains most of the IAS 39 requirements, except as it relates to modifications of liabilities. Under IAS 39, when an entity modified a financial liability, it would decide whether this modification was significant enough to constitute an extinguishment. If the modification was considered an extinguishment of the initial debt, the new modified debt was recorded at fair value and a gain/loss recognized in the statement of loss for the difference between the carrying amount of the old debt and the fair value of the new debt. This extinguishment accounting remains the same under IFRS 9.  However, accounting differs where the change was not significant enough to be an extinguishment. Under IAS 39 modifications would not lead to an immediate income charge, whereas, under IFRS 9, the cash flows under the modified debt are discounted using the original effective interest rate of the instrument with an immediate income charge.  Adoption resulted in a $2.159 million adjustment to increase the opening deficit and increase the carrying value of the convertible and non-convertible debt.  This reflects accounting for prior year modifications to the outstanding debentures under the new standard.

IFRS 16 – Leases

IFRS 16 replaces IAS 17 – Leases.  The new standard requires capitalization of certain leases by the lease and results in accounting treatment similar to finance leases under IAS 17 - Leases. Exemptions for leases of very low value or short duration leases are applicable. The new standard results in an increase in lease assets and liabilities for the lessee. Under the new standard the treatment of all lease expenses is aligned in the statement of earnings with depreciation, and an interest expense component recognized for each lease, in line with finance lease accounting under IAS 17 - Leases.

PolyMet Mining Corp.
Management Discussion and Analysis
As at June 30, 2018 and for the three and six months ended June 30, 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

The Company adopted IFRS 16 effective January 1, 2018 on a modified retrospective basis without restating prior period comparatives.  As a result, the Company recorded a $0.211 million lease asset and corresponding lease liability for the one qualifying office lease that has been recognized over the remaining term.  The Company’s other leases are leases to explore mining rights, which are excluded from IFRS 16’s scope.

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 replaces IAS 18 - Revenue and IAS 11 - Construction Contracts and provides a five-step framework for application to customer contracts: identification of customer contract, identification of the contract performance obligations, determination of the contract price, allocation of the contract price to the contract performance obligations, and revenue recognition as performance obligations are satisfied. A new requirement where revenue is variable stipulates that revenue may only be recognized to the extent that it is highly probable that significant reversal of revenue will not occur. The Company adopted IFRS 15 effective January 1, 2018 on a retrospective basis without restating prior period comparatives.  The new standard had no impact on the Company’s financial statements upon adoption as no revenues have been generated by the Company to date.

The following table summarizes the impact of adopting IFRS 9 - Financial Instruments and IFRS 16 - Leases:

Condensed Consolidated Balance Sheets	Dec 31, 2017	IFRS 9	IFRS 16	Jan 1, 2018
Mineral Property, Plant and Equipment	$395,205	$-	$211	$395,416
Non-Current Accounts Payable	-	-	211	211
Convertible Debt	49,067	1,346	-	50,413
Non-Convertible Debt	92,268	813	-	93,081
Equity Reserves	60,505	(210)	-	60,295
Deficit	$(132,497)	$(1,949)	$-	$(134,446)

PolyMet Mining Corp.
Management Discussion and Analysis
As at June 30, 2018 and for the three and six months ended June 30, 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Other MD&A Requirements

Outstanding Share Data

Authorized Capital:  Unlimited common shares without par value.

The following table summarizes the outstanding share information as at August 3, 2018:

Type of Security	Number Outstanding	Weighted Average Exercise Price
Issued and outstanding common shares	320,563,819	$-
Restricted share units	3,347,907	$-
Share options	22,792,002	$0.91
Share purchase warrants	27,689,713	$0.95
Convertible debt including capitalized interest	41,590,491	$1.27

As at June 30, 2018, the Company had obligations to issue up to 3,640,000 shares under the Company’s bonus share incentive plan upon achievement of Milestone 4 representing commencement of commercial production at NorthMet at a time when the Company has not less than 50% ownership interest in NorthMet.  At the Company’s Annual General Meeting of shareholders held in June 2008, the disinterested shareholders approved issuance of these shares upon achievement of Milestone 4.  Regulatory approval is also required prior to issuance of these shares.

Risks and Uncertainties

An investment in the Company’s common shares is highly speculative and subject to a number of risks and uncertainties.  Only those persons who can bear the risk of the entire loss of their investment should participate.  An investor should carefully consider the risks described in PolyMet’s Annual Information Form for the eleven months ended December 31, 2017 and other information filed with both the Canadian and United States securities regulators before investing in the Company’s common shares.  The risks described in PolyMet’s Annual Information Form are not the only ones faced.  Additional risks that the Company currently believes are immaterial may become important factors that affect the Company’s business.  If any of the risks described in PolyMet’s Annual Information Form for the eleven months ended December 31, 2017 occur, the Company’s business, operating results and financial condition could be seriously harmed and investors could lose all of their investment.

Evaluation of Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13(a)-15(e) and 15(d)-15(e) under the US Exchange Act and the rules of the Canadian Securities Administrators as at December 31, 2017 (the "Evaluation Date"). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective. Such disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in reports that it files or submits to the US Securities and Exchange Commission and the Canadian Securities Administrators is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms, and includes controls and procedures designed to ensure information relating to the Company required to be included in reports filed or submitted under Canadian and United States securities legislation is accumulated and communicated to the Company’s management to allow timely decision regarding disclosure.

PolyMet Mining Corp.
Management Discussion and Analysis
As at June 30, 2018 and for the three and six months ended June 30, 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

There have been no changes in the Company’s disclosure controls and procedures during the six month period ended June 30, 2018 that have materially affected, or are reasonably likely to material affect, its disclosure controls and procedures.

Management’s Responsibility for Consolidated Financial Statements

The information provided in this report and the accompanying Consolidated Financial Statements of the Company are the responsibility of management.  The Consolidated Financial Statements have been prepared by management in accordance with IFRS as issued by the IASB and include certain estimates that reflect management’s best judgments.

The Company’s Board of Directors has approved the information contained in the Consolidated Financial Statements.  The Board of Directors fulfills its responsibilities regarding the Consolidated Financial Statements mainly through its Audit Committee, which has a written mandate that complies with current requirements of Canadian securities legislation, United States securities legislation, and the United States Sarbanes-Oxley Act of 2002.  The Audit Committee meets at least on a quarterly basis.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements for external reporting purposes in accordance with IFRS as issued by the IASB.

Internal control over financial reporting, no matter how well designed, has inherent limitations.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There have been no changes in the Company’s internal control over financial reporting during the six month period ended June 30, 2018 that have materially affected, or are reasonably likely to material affect, its internal control over financial reporting.

Additional Information

Additional information related to the Company is available on SEDAR and EDGAR, respectively, at www.sedar.com and at www.sec.gov, and on the Company’s website www.polymetmining.com.